UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-160661

EnergySolutions, LLC 401(k) Profit Sharing Plan

(Exact name of registrant as specified in its charter)

423 West 300 South, Suite 200

Salt Lake City, Utah 84101

Telephone: (801) 649-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the EnergySolutions, LLC 401(k) Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑

Approximate number of holders of record as of the certification or notice date: None

EXPLANATORY NOTE

Participants in the EnergySolutions, LLC 401(k) Profit Sharing Plan, as amended (the “Plan”), are no longer permitted to purchase common stock of EnergySolutions, Inc. (the “Company”) under the Plan, and on June 29, 2011, the Company and the Plan filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “SEC”) to terminate the offering of such securities and deregister all of the unsold shares of the Company’s common stock and related plan interests offered to employees under the Plan.  Therefore, pursuant to the Securities Act of 1933, as amended, and SEC Release 33-6188, the interests in the Plan are exempt from registration. Accordingly, this Form 15 is filed to automatically and immediately suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including any such reports on Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, EnergySolutions, LLC 401(k) Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2012	EnergySolutions, LLC 401(k) Profit Sharing Plan

By: EnergySolutions LLC, as Plan Administrator

	By:	/s/ William R. Benz
William R. Benz
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, EnergySolutions, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2012	EnergySolutions, Inc.

	By:	/s/ William R. Benz
William R. Benz
Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.